UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on RASCA Chooses Alvarion’s WiMAX Solution dated August 22nd, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               ALVARION LTD.

Date: August 22nd, 2007                                                                                    By: /s/ Efrat Makov
                              Name: Efrat Makov
                              Title:CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

RASCA Chooses Alvarion’s WiMAX Solution

Costa Rica Enjoys Extended Broadband Wireless Services with Alvarion’s
4Motion Solution

Tel Aviv, Israel, August 22, 2007 — Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that RACSA, a leading operator in Costa Rica, selected its 4MotionTM solution to provide extended wireless access services to business and residential customers in several major cities in Costa Rica. Coasin is Alvarion’s local partner for this deployment project.
Using the award-winning BreezeMAXTM platform as its radio access network (RAN), Alvarion’s 4Motion solution operates at 3.5 GHz and allows RACSA to offer reliable, high-speed voice and data services to Costa Rica’s urban and rural areas. 4Motion is the foundation of Alvarion’s all-IP OPENTM WiMAX ecosystem, which combines BreezeMAX and best of breed systems for creating an operator-centric network solution for WiMAX.
As a government-authorized operator in one of the top countries in Latin America for Internet use, RACSA chose Alvarion for its well-known WiMAX expertise and rapid time-to-market advantage, enabled by the availability of the 4Motion. With this successful network deployment, subscribers are now able to connect easily and quickly, benefiting from high-quality service in both dense and very remote areas.
“As we expand our WiMAX network deployments in Latin America, we welcome RACSA’s project for the 3.5 GHz frequency using our WiMAX solution,” said Tzvika Friedman president and CEO of Alvarion. “Our OPEN WiMAX strategy enables RACSA to provide its growing list of subscribers with innovative wireless network solutions anywhere, anytime, and at affordable prices.”

About RACSA

RACSA is a subsidiary of the Instituto Costarricense de Electricidad (ICE), a state-owned monopoly that controls all telecommunications in Costa Rica (www.racsa.co.cr).

About Coasin

Coasin is an integrator of next generation IT and Communication Technologies, and of solutions that power businesses. Its offerings are centered on the Corporate and Telecommunication Carriers markets. Today, the Company has close to 900 employees -- primarily engineers and technicians -- and presence in Buenos Aires, Argentina; San José, Costa Rica, and Santiago, Chile. (www.coasin.com).

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.